Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement of BRC Group Holdings, Inc. (the “Company”) on Form S-1 (File No. 333-293348) of our report dated September 19, 2025 (January 29, 2026, as to the effects of discontinued operations) relating to the financial statements appearing in the Annual Report on Form 10-K (as amended by the Company’s Annual Report on Form 10-K/A) as of and for the year ended December 31, 2024.

We were dismissed as auditors on September 19, 2025 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Marcum llp

Melville, NY

April 10, 2026